Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

September 12, 2014

Via EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Legacy Reserves, LP
Registration Statement on Form S-3
Filed July 11, 2014
File No. 333-197370
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed February 21, 2014
Form 10-Q for Fiscal Quarter Ended
June 30, 2014
Filed August 1, 2014
Response dated August 8, 2014
File No. 1-33249

Dear Mr. Schwall:

Set forth below are the responses of Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2014, with respect to (i) Legacy’s registration statement on Form S-3, filed with the Commission on July 11, 2014, File No. 333-197370 (our “Form S-3”), (ii) Legacy’s Form 10-K for the Fiscal Year ended December 31, 2013 filed with the Commission on February 21, 2014, File No. 001-33249 (our “Form 10-K”), and (iii) Legacy’s Form 10-Q for the Fiscal Quarter Ended June 30, 2014 filed with the Commission on August 1, 2014, File No. 001-33249 (our “Form 10-Q”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

September 12, 2014

Registration Statement on Form S-3

1.                                      Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response: We acknowledge that we must clear all the Staff’s comments to our periodic reports before the Commission will consider a request to accelerate the effectiveness of our Form S-3.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Development Activities, page 3

2.                                      Your response to comment 2 in our letter dated July 28, 2014 provides language you plan to include in future filings as part of the disclosure regarding changes in your proved undeveloped reserves (“PUDs”).  However, it does not appear that the proposed disclosure adequately explains these changes.  Please revise your disclosure to specifically address the factors that caused changes in your PUDs during the period.

Response: We respectfully acknowledge the Staff’s comment and in future filings requiring disclosure pursuant to Item 1203 of Regulation S-K, we will further expand our disclosure to provide for additional disclosure on page 3, including a footnote to the table contained on page 3, under “Development Activities” of our Form 10-K outlining factors that caused changes in our proved undeveloped reserves (“PUDs”) for the applicable period similar to the following:

“(b) PUDs removed or added due to performance are those PUDs removed or added, as applicable, due to new or revised engineering, geologic and economic evaluations such as offset well production data, the drilling of offset wells, new geologic data or changes in projected capital costs or product prices. PUDs are removed or added depending on whether the technical criteria for the proved undeveloped reserve classification is satisfied and, in the case of additions due to performance, whether the well is scheduled to be drilled within five years.”

“The increases in PUDs due to performance were primarily driven by offset drilling in connection with our drilling program in the Permian Basin, which includes both the Wolfberry and Horizontal Bone Springs wells and, to a lesser extent, newly-added locations from engineering analysis of results from third-party operators of offset or adjacent locations.

The reductions in PUDs due to performance were primarily due to the removal of PUDs as they became uneconomic as of December 31, 2013 based on price or offset well

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

September 12, 2014

performance and, to a lesser extent, the loss of leases on which PUDs were booked due to a cessation of production.”

Consolidated Financial Statements

Unaudited Supplementary Information, page F-32

Net Proved Oil, NGL and Natural Gas Reserves, page F-33

3.                                      We note your response to comment 5 in our letter dated July 28, 2014.  The disclosure referred to in your response does not appear to be sufficient to meet the requirements outlined in FASB ASC 932-235-50-5.  Please revise your disclosure of changes in proved reserve quantities within the notes to your consolidated financial statements to include an explanation of significant changes that occurred during the periods presented.

Response: We acknowledge the Staff’s comment and respectfully propose to provide more detailed explanations in future filings related to the significant changes in proved reserve quantities sufficient to meet the requirements outlined in FASB ASC 932-235-50-5. We have set forth below a sample revised disclosure explaining significant changes in proved reserve quantities for the years 2011, 2012 and 2013:

Discussion of Significant Changes to Estimated Quantities of Proved Reserves

The primary drivers behind the changes to our proved reserves in each of 2010, 2011 and 2012 are described in more detail below.

2011: The increase in proved reserve quantities for the year ended December 31, 2011 was primarily due to our acquisition of producing properties in 28 separate transactions as well as revisions due to performance, comprised mainly of PUD additions.  This increase was partially offset by a net decrease in forecasted production across our property set. The net decrease in forecasted production was not in one primary field, but instead, spread across all of our fields.

2012: The increase in proved reserve quantities for the year ended December 31, 2012 was primarily due to our acquisition of producing properties in 19 separate transactions, including our purchase of certain oil and natural gas properties located primarily in the Permian Basin from COG Operating LLC and Concho Oil and Gas, LLC, wholly-owned subsidiaries of Concho Resources Inc., for a net cash purchase price of $502.6 million (the “COG 2012 Acquisition”).

2013: The increase in proved reserve quantities for the year ended December 31, 2013 was due     primarily to our acquisition of producing properties in 16 separate transactions as well as revisions due to performance, comprised mainly of PUD

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

September 12, 2014

additions.  This increase was partially offset by a net decrease in forecasted production across our property set. The net decrease in forecasted production was not in one primary field, but instead, spread across all of our fields.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Notes to Condensed Consolidated Financial Statements

Note 3 —  Acquisitions, page 15

4.                                      We note that you purchased an interest in oil and natural gas properties from WPX Energy, Inc. in June 2014 for a combination of cash and Incentive Distribution Units. Disclosure in your Form 10-Q indicates that no value has been ascribed to the portion of these Incentive Distribution Units which are unvested.  With reference to the relevant authoritative guidance, please tell us how you reached this conclusion regarding the value of the unvested Incentive Distribution Units issued in connection with this acquisition.

Response: As disclosed in our Form 10-Q for the fiscal quarter ended June 30, 2014 on page 15, we acquired oil and natural gas properties from WPX Energy, Inc. (“WPX”) in June 2014 for a combination of cash and Incentive Distribution Units (“IDUs”). The purchase and sale agreement was structured such that WPX would immediately vest in 100,000 IDUs upon closing of this transaction, with the ability to vest in the remaining 200,000 IDUs conditioned upon closing future transactions. We issued the unvested IDUs to WPX as part of an agreement that provides a framework for the valuation of future sales of businesses to us and incentivizes WPX to enter into such transactions with us. Accounting Standards Codification (“ASC”) 805-30-30-7 requires an acquirer to measure the consideration it recognizes in a business combination — both fixed and contingent — as the sum of “the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to the former owners of the acquiree, and the equity interests issued by the acquirer.” Additionally, ASC 805-10-25-20 requires an acquirer to determine what is and is not part of a business combination. It states that the “acquirer and acquiree…may enter into an arrangement during the negotiations that is separate from the business combination.” The 200,000 unvested IDUs are not fixed or contingent consideration for the June 2014 business combination. Rather, they are nothing more than securities that might become part of the consideration exchanged for a business that might be acquired from WPX in the future. Essentially, these unvested IDUs are temporarily reserved for WPX in the event that Legacy and WPX successfully identify, negotiate and close additional, currently unidentified transactions.  If and when such future transactions are contemplated, Legacy will derive a valuation of the IDUs that would vest as a result of the transaction and take such value into consideration when making a proposal to WPX for any such future transaction. Similar to any other potential transaction with a third party, WPX has the option to accept or reject such proposal. This

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

September 12, 2014

temporary reservation of unvested IDUs expires with 66,666 IDUs being forfeited on June 4, 2015, 66,666 IDUs being forfeited on June 4, 2016, and 66,668 IDUs being forfeited on June 4, 2017.  Given these facts, we accounted for the unvested IDUs as an agreement separate from the WPX acquisition. In accordance with ASC 805-10-25-20, which states that “separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles,” we concluded that any IDUs that vest in the future should be accounted for at the time they vest as part of the business combination transaction that causes them to vest, in accordance with ASC 805-30-30-7.

*******

Legacy acknowledges the following:

•                  Legacy is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Legacy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer

cc:	George J. Vlahakos
Andrews Kurth LLP